VIA EDGAR

October 30, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Joel Parker, Accounting Branch Chief Mary Mast, Senior Staff Accountant Vanessa Robertson, Staff Accountant

Re:	SEC Comment Letter dated August 9, 2012

Novavax, Inc.

Form 10-K for the year ended December 31, 2011

Filed on March 14, 2012

Form 10-Q for the quarterly period ended March 31, 2012

Filed on May 9, 2012

(File No. 000-26770)

Ladies and Gentlemen:

On behalf of Novavax, Inc., a Delaware corporation (the “Company” or “we”), I am writing in response to the verbal comments we received on October 2, 2012 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

For the convenience of the Staff’s review, we have set forth the Staff’s verbal comments in italics followed by the response of the Company.

Please refer to your response to comment 2. Please provide us with proposed disclosure to be included in future periodic reports to expand your revenue recognition policy to include the following:

•	Clarify that you recognize revenue as allowable costs are incurred;
•	Disclose that in order for costs to be deemed allowable direct costs it is required that the Company first obtain HHS BARDA pre-approval;
•	Disclose that you believe that the costs incurred represent a reasonable measurement of proportional performance of work; and
•	Disclose that if HHS BARDA were to terminate the contract the costs incurred through the effective date of termination would be allowable.

We respectfully propose the following disclosure to be included in future periodic reports to address your comments on our contract with HHS BARDA under our revenue recognition policy for the paragraph related to cost reimbursable contracts (additions to the prior disclosure are in bold text and underlined; deletions are marked with a strikethrough bar):

Under cost reimbursable contracts, the Company is reimbursed for allowable costs and paid a fixed-fee. Revenue on cost reimbursable contracts is recognized as allowable costs are incurred plus a portion of the fixed-fee earned. Costs incurred under cost reimbursable contracts represent a reasonable measurement of proportional performance of the work. The Company considers fixed-fees under cost reimbursable contracts to be earned in proportion to the allowable costs incurred in performance of the work as compared to total estimated contract costs. Under its HHS BARDA contract, certain activities must be pre-approved by HHS BARDA in order for their costs to be deemed allowable direct costs. The Company’s government contracts, including its HHS BARDA contract, provide the U.S. government (or agency) the ability to terminate the contract for convenience or to terminate for default if the Company fails to meet its obligations as set forth in the statement of work. The Company believes that if the government were to terminate one of its contracts for convenience, including the HHS BARDA contract, the costs incurred through the effective date of such termination and any settlement costs resulting from such termination would be allowable costs.

Please confirm that once the audit has been performed by HHS BARDA related to allowable costs you will disclose whether there were any adjustments to revenue that are material to net income.

Adjustments, if any, resulting from the audit performed by HHS BARDA related to allowable costs will be recorded in the period in which they become known and, if material, the amount will be disclosed in the corresponding periodic report. In addition, we respectfully propose to add the following disclosure to our revenue recognition policy in future periodic reports: “Payments to the Company under cost reimbursable contracts with agencies of the U.S. Government, including its contract with HHS BARDA, are provisional payments subject to adjustment upon annual audit by the government.” To the extent any such annual audit has not yet occurred at the time a periodic report is filed, we will add the following sentence: “No such audit has been completed as of (date); however, management believes that revenue for periods subject to audit has been recorded in amounts that are expected to be realized upon final audit and settlement.”

Please refer to your response to comment 3. Please provide us with proposed disclosure to be included in future periodic reports to describe each substantive milestone and the related contingent consideration. Please refer to ASC 605-28-50-2b.

After further review of the milestones under the agreement pursuant to ASC 605-28, management has determined them to be nonsubstantive and, thus, that the milestone method of accounting promulgated by ASC 605-28 to be not applicable to such milestones. Therefore, we will apply proportional performance when recognizing revenue relating to the achievement of milestones under the agreement and we respectfully propose the following amended disclosure in future periodic reports (additions to the disclosure provided in our letter dated September 7, 2012 response are in bold text and underlined; deletions are marked with a strikethrough bar):

License Agreement with LG Life Sciences, Ltd.

In February 2011, the Company entered into a License Agreement with LG Life Sciences, Ltd. (“LGLS”) that allows LGLS to use the Company’s VLP technology to develop and commercially sell influenza vaccines exclusively in South Korea and non-exclusively in certain other specified countries. At its own cost, LGLS is responsible for funding its clinical development of the influenza VLP vaccines and completing a manufacturing facility in South Korea. Under the License Agreement, the Company is obligated to provide LGLS with information and materials related to the manufacture of the licensed products, provide on-going project management and regulatory support and conduct clinical trials of its influenza vaccines in order to obtain FDA approval in the U.S. The term of the License Agreement is expected to terminate in 2027. Payments to the Company under the License Agreement include an upfront payment of $2.5 million, reimbursements of certain development and product costs, payments related to the achievement of certain milestones and royalty payments between 10 and 20% from LGLS’s future commercial sales of influenza VLP vaccines, which royalty rate is subject to reduction if certain timelines for regulatory licensure are not met. The upfront payment has been deferred and will be recognized when the previously mentioned obligations in the agreement are satisfied, which may not occur until the end of the term of the agreement. ~~Payments related to milestones deemed substantive under ASU 2010-17 will be recognized upon achievement of such events.~~ Payments for milestones under the agreement ~~not deemed substantive~~ will be recognized on a straight-line basis over the remaining term of the research and development period upon achievement of such milestone. Any royalties under the agreement will be recognized as earned.

We hope that the foregoing is responsive to the Staff’s verbal comments. Should you have any questions relating to any of the foregoing, please contact me at (240) 268-2096.

Sincerely,

/s/ John A. Herrmann III

John A. Herrmann III

Vice President, General Counsel &

Corporate Secretary

Novavax, Inc.

cc:	Frederick W. Driscoll, VP, CFO & Treasurer

Paul M. Kinsella (Ropes & Gray LLP)